Exhibit 99.1

For release (April 17, 2005 at 8:00 p.m. ET)

NEVANAC™ Suspension Clinical Data Presented at Eye Care Conference

FDA Accepts NDA for Priority Review

WASHINGTON, DC - April 17, 2005 - Alcon, Inc. (NYSE: ACL) presented Phase III clinical data on its investigational new drug, NEVANAC™ (nepafenac 0.1% ophthalmic suspension) at the American Society of Cataract and Refractive Surgeons in Washington, D.C. The clinical data were included in two presentations, one given by Stephen S. Lane, M.D., Clinical Professor of Ophthalmology, University of Minnesota and another by Satish Modi, M.D., F.R.C.S. (C).

The company also announced that the U.S. Food and Drug Administration (FDA) has accepted Alcon’s new drug application (NDA) for NEVANAC™ suspension for the treatment of pain and inflammation associated with cataract surgery and has granted the application a priority review.

Clinical Study Results

Both clinical studies demonstrated that NEVANAC™ suspension dosed three times per day, in the absence of steroid therapy, was effective in controlling pain and post-operative inflammation associated with cataract surgery. More than 80 percent of patients treated with NEVANAC™ suspension were pain free on day one, compared to only 40 to 50 percent in the placebo group. By day 14, approximately 95 percent of patients were pain free when treated with the drug, compared to 45 to 60 percent of patients in the placebo group. Results for inflammation control were similarly positive, as greater than 85 percent of patients treated with NEVANAC™ suspension had no clinically significant inflammation at day 14, compared to approximately 49 percent of patients in the placebo group. These efficacy measurements of inflammation and pain were statistically significant. NEVANAC™ suspension was safe and well tolerated in both clinical studies.

“The data from these studies demonstrate that NEVANAC™ suspension is very effective in controlling pain and inflammation after cataract surgery and that it is safe and well-tolerated,” said Dr. Lane, who was the principal investigator in one of the trials. “Furthermore, compared to placebo, a statistically significant portion of patients treated with NEVANAC™ suspension after cataract surgery achieved treatment success, defined as the complete absence of ocular inflammation.”

In total, the two clinical trials involved 30 investigators who evaluated efficacy in 688 patients. Both trials were randomized, double-masked, placebo-controlled, parallel group studies. Drug or placebo administration commenced one day pre-operatively and continued for 14 days after surgery. Patients were evaluated at baseline and at surgery, then at one, three, seven and 14 days after surgery. The study presented by Dr. Modi included dosing once, twice or three times per day while the study presented by Dr. Lane had a dosing regimen of three times per day.

About NEVANAC™ Suspension

NEVANAC™ suspension is a novel pro-drug that rapidly penetrates ocular tissues and is converted intraocularly into amfenac, a potent non-steroidal anti-inflammatory drug (NSAID). Because of its pro-drug structure, NEVANAC™ suspension penetrates the cornea rapidly, reaching target sites while minimizing surface accumulation and potentially reducing the risk of ocular surface complications. If approved, it will be the first and only ophthalmic non-steroidal anti-inflammatory pro-drug.

About Cataract Surgery

A cataract is the clouding of the eye’s natural lens that results in a loss or degradation of vision. The vast majority of cataracts are the result of the natural aging process. Cataract surgery is the removal of the clouded natural lens and replacement of it with an artificial crystalline lens. Surgeons perform an estimated 2.8 million cataract surgeries in the U.S. each year. Anti-inflammatory agents, including NSAIDs and corticosteroids, are commonly used by eye care professionals following ophthalmic surgery to treat procedure-related inflammatory conditions, such as ocular edema, swelling and hyperemia.

Alcon, Inc. is the world’s leading eye care company, with sales of almost $4 billion in 2004. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to gain FDA approval of the NEVANAC™ suspension New Drug Application (NDA), and its expected benefits in treating pain and inflammation after cataract surgery. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the NDA may not be approved or approval may take longer than we expect; treatments developed by other companies may reach the market sooner or prove to be more effective than NEVANAC™ suspension; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton

Alcon Investor Relations and

Strategic Communications

800-400-8599

doug.machatton@alconlabs.com

www.alconinc.com